UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December, 2022.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Explanatory Note

On December 21, 2022, Lilium N.V. (the “Company”) held its annual general meeting of shareholders (the “Annual General Meeting”). Of the total of 377,647,752 of the Company’s shares A and shares B issued, outstanding and eligible to vote as of the record date of November 23, 2022, a quorum of 263,144,044 shares A and 23,463,065 shares B, or approximately 78%, voted at or were represented by proxy at the Annual General Meeting.

A copy of the minutes of the proceedings of the Annual General Meeting is furnished as Exhibit 99.1 hereto. At the Annual General Meeting, the shareholders approved each of the voting items on the agenda, including:

-	Confirm, and to the extent necessary ratify, that the board report – as included in the annual financial statements – could be prepared in English;

-	Discussion and adoption of the 2021 financial statements;

-	Discharge of the Executive Directors;

-	Discharge of the Non-Executive Directors;

-	Designation of the Board to issue shares and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 25% of the issued capital at the date of the Annual General Meeting for a period of 36 months from the Annual General Meeting and to limit or exclude statutory pre-emptive rights related thereto;

-	Reduction of the issued share capital by a cancellation of 50,000 shares B held by the Company in treasury;

-	Reduction of the issued share capital by a cancellation of 105,000 shares C held by the Company in treasury; and

-	Amendment of the compensation policy of Lilium.

Incorporation by Reference

The contents of this Report on Form 6-K (other than Exhibit 99.1 hereto) are hereby incorporated by reference into each of the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No.1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592), the Company’s registration statement on Form F-3 filed with the SEC on November 25, 2022, as amended or supplemented (File No. 333- 268562), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 21, 2022	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Minutes of the Annual General Meeting of Shareholders of Lilium N.V.
99.2	Amended Compensation Policy of Lilium N.V.